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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66908

MAR 2007 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transnational Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue - Suite 300
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivy Fredericks (212) 453-0648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

One Pennsylvania Plaza (Address) New York (City) NY (State) 10119-0219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivy Fredericks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transational Capital Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ivy J. Fredericks
Signature

President & CEO
Title

2/28/07
SAMANTHA SEGAL
Notary Public, State of New York
No. 02SE6150280
Qualified in Queens County
Commission Expires July 24, 2010
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSNATIONAL CAPITAL CORP.

Financial Statements
and
Supplemental Schedule

For the Year Ended December 31, 2006
and for the Period from February 7, 2005 (Inception)
through December 31, 2005

TRANSNATIONAL CAPITAL CORP.
Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2006 and for the Period from
February 7, 2005 (Inception) through December 31, 2005

INDEX





BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638

INDEPENDENT AUDITOR'S REPORT

To Stockholder
Transnational Capital Corp.

We have audited the accompanying statements of financial condition of Transnational Capital Corp. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2006 and for the period from February 7, 2005 (inception) through December 31, 2005 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from February 7, 2005 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

New York, New York
February 27, 2007

TRANSNATIONAL CAPITAL CORP.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
ASSETS		
Assets:		
Cash	$ 17,021	$ 18,136
Miscellaneous receivable	-	4,805
Prepaid expenses	2,333	2,188
Property and equipment, net	1,026	1,313
Security deposit	4,206	4,206
Total assets	$ 24,586	$ 30,648
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 11,223	$ 12,365
Total liabilities	11,223	12,365
Stockholder's equity:		
Common stock, no par value, 200 shares issued, authorized, and outstanding	25,000	25,000
Additional paid-in capital	38,825	38,825
Retained earnings (deficit)	(50,462)	(45,542)
Total stockholder's equity	13,363	18,283
Total liabilities and stockholder's equity	$ 24,586	$ 30,648

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Operations
For the year ended December 31, 2006 and for the period from February 7, 2005 (inception) to December 31, 2005

	2006	2005
Revenue:		
Consulting fees	$ 67,190	$ 24,000
Interest	8	6
Miscellaneous	-	150
Total revenue	67,198	24,156
Expenses:		
Rent expense	25,717	19,237
Professional fees	10,426	13,914
Telephone expense	4,454	2,611
Regulatory fees	1,045	4,477
Office expenses	5,317	7,351
Travel and entertainment	23,997	21,202
Depreciation expense	287	119
Taxes	400	400
Bank fees	475	367
Miscellaneous expense	-	20
Total expenses	72,118	69,698
Net (loss)	(4,920)	(45,542)
Retained earnings (deficit), beginning of year	(45,542)	-
Retained earnings (deficit), end of year	$ (50,462)	$ (45,542)

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Changes in Stockholder's Equity
For the year ended December 31, 2006 and for the period from
February 7, 2005 (inception) to December 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, February 7, 2005		$ -	$ -	$ -	$ -
Capital contributions	200	25,000	38,825	-	63,825
Net (loss)	-	-	-	(45,542)	(45,542)
Balance, December 31, 2005	200	25,000	38,825	(45,542)	18,283
Capital contributions	-	-	-	-	-
Net (loss)	-	-	-	(4,920)	(4,920)
Balance, December 31, 2006	200	$ 25,000	$ 38,825	$ (50,462)	$ 13,363

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statements of Cash Flows
For the year ended December 31, 2006 and for the period from February 7, 2005 (inception) to December 31, 2005

	2006	2005
Cash flows from operating activities:		
Net (loss)	$ (4,920)	(45,542)
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation	287	119
Decrease (increase) in accounts receivable	4,805	(4,805)
(Increase) in prepaid expenses	(145)	(2,188)
(Increase) in security deposit	-	(4,206)
(Decrease) increase in accounts payable	(1,142)	12,365
Net cash (used in) operating activities	(1,115)	(44,257)
Cash flows from investing activities:		
Purchase of property and equipment	-	(1,432)
Net cash (used in) investing activities	-	(1,432)
Cash flows from financing activities:		
Proceeds from additional paid-in capital	-	38,825
Proceeds from common stock	-	25,000
Net cash provided by financing activities	-	63,825
(Decrease) increase in cash equivalents	(1,115)	18,136
Cash equivalents at beginning of the period	18,136	-
Cash equivalents at end of the period	$ 17,021	$ 18,136
Supplemental cash flows disclosure:		
Taxes paid	$ 400	$ -
Interest paid	$ -	$ -

See notes to financial statements.

Note 1 - Organization

Transnational Capital Corp. (the "Company") was organized under the laws of the State of New York as of February 7, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers ("NASD").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions, and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are held for sale in the ordinary course of business.



Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Consulting revenue includes fees earned from securing financing and financial advisory services. Consulting revenue is recorded ratably over the contract. Contingency fees are recorded at the time the financing has been placed and the income is reasonably determinable.

Note 3 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash.

Note 4 - Property and Equipment

At December 31, 2006 and 2005 property and equipment consisted of the following:

	2006	2005
Computer	$ 1,432	$ 1,432
Less: accumulated depreciation	(406)	(119)
Net property and equipment	$ 1,026	$ 1,313

Note 5 - Commitment and Contingency

Leases

At December 31, 2006, the Company had noncancellable operating leases on real property that expire in 2007, with an option to renew. The total rent expense and other charges for the periods ending December 31, 2006 and 2005 were $25,717 and $19,237, respectively.

The future minimum rental commitments as of December 31, 2006 are as follows:

December 31,	Amount
2007	$ 18,224



Note 6 - Income Taxes

The Company elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for their share of the taxes on the net income of the Company. Accordingly, no provision has been made for Federal income taxes.

Note 7 - Net Capital Requirement

Pursuant to the net capital provisions of the National Association of Securities Dealers, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital (as defined) of $5,398 and had a minimum net capital requirement of $5,000.

Note 8 - Subsequent Event

On January 23, 2007, the shareholder made a capital contribution of $10,000.





BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Stockholder
Transnational Capital Corp.

We have audited the financial statements of Transnational Capital Corp. (the "Company") as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and for the period from February 7, 2005 (inception) through December 31, 2005, and have issued our report thereon dated February 27, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 27, 2007

TRANSNATIONAL CAPITAL CORP.
(Supplemental Schedule)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006 and 2005

		2006
Net capital:		
Total stockholder's equity qualified for net capital	$	13,363
Net capital before haircuts on securities position	$	13,363
Less: nonallowable assets from statement of financial condition		7,565
Add: nonallowable payables from statement of financial condition		-
Less: haircuts on securities - marketable securities		400
Net capital	$	5,398
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	11,223
Computation of basic net capital requirement:		
Minimum net capital required as of December 31, 2006 and 2005 (6 2/3% of $11,223 and $12,365, respectively)	$	748
Net capital requirement	$	5,000
Excess net capital	$	398
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006 and 2005):		
Net capital, as reported in Company's Part IIA (unaudited) focus report	$	10,947
Audit adjustments for additional payables		(5,549)
Net capital per above	$	5,398

See independent auditor's report on supplemental schedule.



BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)

To Stockholder
Transnational Capital Corp.

In planning and performing our audits of the financial statements of Transnational Capital Corp. (the "*Company*") for the year ended December 31, 2006 and for the period from February 7, 2005 (inception) through December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Transnational Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the *Company* is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the Commission's objectives.

At December 31, 2006 and 2005, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to our attention during our audits that indicated that such conditions had not been complied with during the year ending December 31, 2006 and for the period from February 7, 2005 (inception) through December 31, 2005.

This report is intended solely for the use of the stockholder and management of Transnational Capital Corp., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 27, 2007


END

